Exhibit 99.1

Press release

WiLAN to Present at CIBC 13th Annual Eastern Institutional Investors Conference

OTTAWA, Canada – September 11, 2014 – Top licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that the company will present at the CIBC 13th Annual Eastern Institutional Investors Conference being held at the Le Centre Sheraton Montreal, Montreal, QC. The presentation will take place on Thursday, September 18, 2014 at 10:35 am Eastern Time. Presenting from management will be Shaun McEwan, Chief Financial Officer.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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